JNL STRATEGIC INCOME FUND LLC
225 West Wacker Drive, Suite 1200 Chicago, Illinois 60606
(517) 381-5500

November 8, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Strategic Income Fund LLC
File Nos. 333-183061 and 811-22730

Dear Sir/Madam:

Enclosed for filing is the Pre-Effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 4 under the Investment Company Act of 1940, as amended (“1940 Act”) for the above-referenced Registrant.

This filing is being made to incorporate comments received from the Securities and Exchange Commission, and to reflect other changes.

In accordance with Rule 461 under the 1933 Act, the Registrant hereby reserves the ability to orally request acceleration of the effective date of the Registration Statement. The Registrant is aware of its obligations under the 1933 Act.

If you have any questions concerning this filing, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Chief Legal Officer & Secretary

encs.

JNL STRATEGIC INCOME FUND LLC
225 West Wacker Drive, Suite 1200 Chicago, Illinois 60606
(517) 381-5500

November 8, 2012

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management

Re:	JNL Strategic Income Fund LLC
File Nos. 333-183061 and 811-22730

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Chief Legal Officer & Secretary